Sunnova Energy International, Inc. 20 Greenway Plaza, Suite 540 Houston, TX 77046 sunnova.com

September 27, 2024

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Division of Corporation Finance
Attention: Robert Babula and Mark Wojciechowski

Re:    Sunnova Energy International Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 22, 2024
SEC File No. 001-38995

Dear Messrs. Babula and Wojciechowski:

We have received the letter dated September 17, 2024 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to Sunnova Energy International’s Annual Report on Form 10‑K for the year ended December 31, 2023.

We are working expeditiously to respond to the Comment Letter, and we respectfully request an extension for our response to the Comment Letter to no sooner than October 16, 2024. This extension will ensure that we can devote the appropriate time and resources to consider the Staff’s comments and prepare our response. Thank you for your consideration.

If you have any questions, please do not hesitate to contact Travis Wofford of Baker Botts L.L.P. at (713) 229-1315.

Sincerely yours,

Sunnova Energy International Inc.

By: /s/ Eric Williams
Eric Williams
Executive Vice President, Chief
Financial Officer